Mail Stop 3561

August 31, 2009

By Facsimile and U.S. Mail

Progress Energy, Inc.
Carolina Power & Light Company
410 South Wilmington Street
Raleigh, North Carolina  27601-1748

Florida Power Corporation
299 First Avenue North
St. Petersburg, Florida  33701

Attention:  Mr. Jeffrey M. Stone, Chief Accounting Officer

> **Re:** **Progress Energy, Inc.**
> **Carolina Power & Light Company**
> **Florida Power Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the Period Ended June 30, 2009**
> **Filed August 7, 2009**
> **File No. 001-15929**
>
> **Progress Energy, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2009**
> **File No. 001-15929**
>
> **Carolina Power & Light Company**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2009**
> **File No. 001-03382**

Dear Mr. Stone:

    We have completed our review of your Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and related filings and have no further comments at this time.

                                        Sincerely,


                                        Mara Ransom
                                        Legal Branch Chief